UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35846 / December 30, 2025

In the Matter of:

Antares Private Credit Fund
Antares Strategic Credit Fund
Antares Strategic Credit Fund II LLC
Antares Capital Credit Advisers LLC
Antares Capital Advisers LLC
Antares Liquid Credit Strategies LLC
Antares Liquidity Solutions LLC
APCF Funding SPV LLC
APCF Masterfund LLC
APCF Equity Holdings LLC
Antares Strategic Credit SPV LLC
A-Star Equity Holdings LLC
ASTII Funding SPV LP
ASTII Master Fund LP
and certain of their affiliated entities as described in Schedule A to the application

320 South Canal Street, Ste 4200
Chicago, IL 60606

812-15792

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Antares Private Credit Fund, et al. filed an application on May 9, 2025, and amendments to the
application on August 12, 2025, and September 16, 2025, requesting an order under sections
17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act
that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4)
of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On November 25, 2025, a notice of the filing of the application was issued (Investment
Company Act Release No. 35812). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing

was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Antares Private Credit Fund, et al. (File No. 812-15792) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.